                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                SCHEDULE 14D-9/A


                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                          ARAMEX INTERNATIONAL LIMITED
                           (Name of Subject Company)



                          ARAMEX INTERNATIONAL LIMITED
                       (Name of Person Filing Statement)



                      COMMON SHARES, U.S. $0.01 PAR VALUE
                         (Title of Class of Securities)



                                  G04450 10 5
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 FADI GHANDOUR
                          ARAMEX INTERNATIONAL LIMITED
                         2 BADR SHAKER ALSAYYAB STREET
                           UM UTHAYNA, P.O. BOX 3371
                                  AMMAN 11181
                                     JORDAN
                            +962-6-551-5111 EXT. 404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Person Filing Statement)


                            ------------------------




                                With a copy to:

  STEPHEN P. DOYLE, ESQ.                                THOMAS E. VITA, ESQ.
WILMER, CUTLER & PICKERING                                  NORTON ROSE
   2445 M STREET, N.W.                             KEMPSON HOUSE, CAMOMILE STREET
  WASHINGTON, D.C. 20037                              LONDON, ENGLAND EC3A 7AN
      (202) 663-6000                                    +44 (0)20 7283 6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Aramex International Limited, a company organized under the laws of Bermuda ("Aramex"), with the Securities and Exchange Commission (the "SEC") on January 10, 2002. The Statement and this Amendment relate to the tender offer by Rasmala Distribution (Bermuda) Limited (the "Purchaser"), a company organized under the laws of Bermuda and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited (the "Parent"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex, at a price of $12.00 per share, in cash, without interest thereon and less any required withholding taxes upon the terms and conditions set forth in the Offer to Purchase dated January 10, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 (the "Offer to Purchase") and in the Letter of Transmittal, which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on January 10, 2002 (which, as amended from time to time, together constitute the "Offer"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3 filed on January 29, 2002. This Amendment is being filed on behalf of Aramex. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Statement.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.


     The sections entitled "Recommendation of the Board of Directors," "Background of the Offer," and "Reasons for the Recommendation" in Item 4 are hereby amended and restated as follows, which sections include information contained in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with Aramex" and Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purposes, Reasons and Alternatives of Aramex."


  RECOMMENDATION OF THE BOARD OF DIRECTORS


     At a meeting held on January 3, 2002, the board of directors of Aramex (1) unanimously determined that each of the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation and all other agreements, instruments and documents executed by Aramex in connection with the Amalgamation Agreement, taken together, were fair to, advisable and in the best interests of Aramex and its unaffiliated shareholders, and (2) unanimously voted to approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF COMMON SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.


     In evaluating the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation, the board and the special committee relied upon their knowledge of the business, financial condition and the prospects of Aramex as well as the advice of its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation, the board of directors and the special committee did not find it practicable, and did not attempt, to quantify, rank, or otherwise assign relative weight to the specific factors they considered in reaching their determinations. In addition, individual directors may have given different weights to different factors.


     The discussion of the information and factors considered and given weight by the board of directors and the special committee is not intended to be exhaustive but includes all material factors considered.


  BACKGROUND OF THE OFFER

     Aramex was incorporated under the laws of Bermuda on October 31, 1996 as the successor of Aramex International Limited, a Hong Kong company that was incorporated in February 1986. Aramex completed its initial public offering in January 1997. Aramex's management has from time to time discussed the possibility of forming strategic alliances with certain other companies in an effort to maximize shareholder value.

     In 1990, a large, international delivery and freight forwarding company ("company 1") initiated talks with Aramex's predecessor regarding the possibility of acquiring Aramex's predecessor. At that time, Aramex's predecessor was serving as company 1's agent in several Middle Eastern locations, and company 1 was interested in considering an acquisition of Aramex. The discussions terminated due to the commencement of the Gulf War in the winter of 1991.

     In 1993, discussions between Aramex's predecessor and company 1 commenced once again. William Kingson, the Chairman of the Aramex board, and Fadi Ghandour, the Chief Executive Officer and a director of Aramex, were Aramex's predecessor's representatives involved in the discussions. A third party known by William Kingson and a representative of company 1 initiated this round of discussions between the two companies. These discussions occurred sporadically over a period of a few months before they once again terminated.

     In August 1998, a third party known to William Kingson and a representative of another large, international, delivery and freight forwarding company ("company 2") commenced discussions between Aramex and company 2 regarding the possibility of forming a strategic relationship. William Kingson initially pursued these discussions to determine whether Aramex might be able to serve as this company's delivery and freight forwarding service in the Middle East. Gradually, the discussions evolved into the possibility of company 2 making an acquisition of Aramex shares. At first, company 2 considered purchasing a minority interest in Aramex as a strategic investment, and then later the company only seemed interested in the possibility of acquiring a majority interest in Aramex with potential earn-out consideration that could increase the price paid for William Kingson's and Fadi Ghandour's common shares. William Kingson pursued these discussions in an effort to increase Aramex's shareholder value as a result of the potential transaction.

     In July 1999, Aramex and company 2 executed a confidentiality agreement to enable them to exchange confidential information in further pursuit of this transaction. Aramex provided the company with confidential information pursuant to the requests of company 2.

     In December 2000, at the initiation of a third party known both to William Kingson and a representative of company 1, Aramex and company 1 commenced more serious talks regarding a potential acquisition of Aramex. Aramex and the company executed a confidentiality agreement to enable them to exchange confidential information.

     In February and March 2001, William Kingson and Fadi Ghandour traveled to Europe for meetings with senior executives of company 1 to further pursue the potential acquisition and in March 2001, company 1 conducted due diligence of Aramex. The parties did not agree upon a price, and shortly after the meetings, the discussions terminated. Representatives from company 1 expressed their feeling that there was a lack of synergy between the services offered by Aramex and company 1. Company 1 ultimately did not make an offer to Aramex.

     In March 2001, William Kingson received an indication of interest in the form of a letter from a representative of company 2, in which company 2 proposed the price range of $10.00-12.00 per share for a majority of Aramex's common shares. Sometime after receipt of the letter, William Kingson and Fadi Ghandour were advised that the proposed price would be $10.00 per share. Fadi Ghandour and William Kingson considered the indication of interest, but advised company 2 that the proposed price would not be sufficient because it did not provide adequate value to shareholders. William Kingson advised company 2 that Aramex would not consider a price below $13 per share. After Aramex rejected this initial proposal, the companies continued to engage in informal discussions regarding a potential alliance at some future date.

     After the events of September 11, 2001, all informal continuing discussions with company 2 terminated. Following the terrorist attacks, the increasing violence in the West Bank and the instability in the Middle East, company 2 indicated an unwillingness to proceed with a transaction with Aramex, a company headquartered in Jordan that derives over 70 percent of its revenues from Middle East operations.

     Discussions related to proposed transaction.

     In late July 2001, Groupe Cupola engaged Capital Trust S.A., a Beirut based bank, to initiate a dialogue with Fadi Ghandour, the Chief Executive Officer and President of Aramex, concerning Groupe Cupola's interest in the potential acquisition of Aramex. Representatives of Capital Trust contacted Fadi Ghandour on Groupe Cupola's behalf in this regard on a no-names basis. Fadi Ghandour agreed to meet with Arif Naqvi, the Chief Executive Officer of Groupe Cupola, after Capital Trust revealed the identity of Groupe Cupola to Fadi Ghandour at Groupe Cupola's instruction.

     Fadi Ghandour and Arif Naqvi met in Jordan on September 2, 2001 to begin discussions with regard to Groupe Cupola's interest in acquiring Aramex. There was no commitment made or other agreement reached at this point.

     Arif Naqvi and Fadi Ghandour continued their discussions about a potential transaction, leading to the execution of a Confidentiality Agreement dated September 12, 2001 between Groupe Cupola and Aramex. This Confidentiality Agreement enabled both parties to exchange confidential information in further pursuit of the proposed transaction.

     On September 14, 2001, at Groupe Cupola's request, a principal of Capital Trust forwarded to Fadi Ghandour a list of due diligence informational requests. However, Fadi Ghandour indicated that he was not ready to provide such information until the talks regarding the transaction had progressed further.

     On September 24, 2001, Fadi Ghandour advised Aramex's full board of directors that he had been approached by Groupe Cupola with regard to a potential transaction. No other details were discussed at that time. On the same day, William Kingson and Fadi Ghandour met with Imtiaz Hydari, Group President of Groupe Cupola, and a representative of Capital Trust regarding the proposed acquisition.

     During the week of October 15, 2001, Arif Naqvi and Fadi Ghandour met in Dubai, United Arab Emirates, for a day of discussions with regard to the proposed transaction. These discussions led to a general understanding between the two that they should proceed with negotiations regarding the proposed transaction. The parties discussed a proposed price range of $11.75-$13.00 per share, but no agreement was reached.

     Arif Naqvi and Fadi Ghandour spoke further over the next several weeks and a Letter Agreement was entered into among Groupe Cupola, Fadi Ghandour and William Kingson. This Letter Agreement, dated as of October 28, 2001 and signed on November 3, 2001, was entered into in furtherance of the Confidentiality Agreement, dated September 12, 2001, and provided for the confidential treatment of information provided by the parties to the agreement with respect to the transaction. The Letter Agreement set out the parameters by which Groupe Cupola was to conduct its due diligence review of Aramex's business. It also provided, among other things, that the parties would deal with each other exclusively through December 31, 2001, with William Kingson and Fadi Ghandour agreeing to use all reasonable efforts to cause Aramex to deal exclusively with Groupe Cupola.

     On November 1, 2001, due diligence commenced in Amman, Jordan, at the offices of Aramex's legal counsel and continued for approximately two weeks. Humayun Shahryar and Imtiaz Hydari of Groupe Cupola, along with Capital Trust and Groupe Cupola's outside legal and accounting advisors, participated in the due diligence review. Groupe Cupola received information from Aramex in response to its due diligence requests and made several subsequent written requests for information, to which Aramex replied.

     On November 6, 2001, Arif Naqvi and Ali al Shihabi, then the principal equity owner of Rasmala Partners Ltd., came to an understanding that they would leverage the strengths of Groupe Cupola and Rasmala Partners Ltd. in the Middle East and establish a new investment vehicle, Rasmala Buyout Fund LP, through which investment opportunities in the Middle East could be pursued. It was decided that the first investment in conjunction with this combined venture would be the proposed acquisition of Aramex.

     During the week of November 19, 2001, Arif Naqvi and Fadi Ghandour met in Dubai, United Arab Emirates, at which time the parties came to general agreement as to a price of $12.00 per share to be offered for the Shares. Arif Naqvi communicated to Fadi Ghandour that Groupe Cupola had reached an understanding with Ali al Shihabi and Rasmala Partners Ltd., and that they would be acting with Groupe Cupola in making the proposed acquisition. Ali al Shihabi also discussed the transaction with Fadi Ghandour during this period in Dubai.

     On November 24, 2001, legal advisors to the Rasmala entities and Group Cupola delivered to William Kingson, Fadi Ghandour, Aramex and their legal advisors draft transaction agreements. On November 27 and 28, 2001, Arif Naqvi and other representatives of the Rasmala entities and their legal advisors met in London with Fadi Ghandour, William Kingson, and the legal advisors for Aramex and these principal shareholders to discuss and negotiate the draft Amalgamation Agreement and Voting and Tender Agreement. A substantial number of outstanding issues with regard to the transaction were resolved at these meetings.

     During the period between the meetings in London in November and December, there were numerous telephone discussions involving these principals of Aramex and Groupe Cupola in furtherance of the transaction.

     The parties continued to negotiate the draft agreements during these weeks. On December 13, 2001, TM Capital Corp. was retained as dealer manager in connection with the transaction.

     Legal advisors to the Rasmala entities and Group Cupola, Arif Naqvi and other representatives of the Rasmala entities, Fadi Ghandour and legal advisors for Aramex and the Principal Shareholders met on December 18 and 19, 2001 to continue negotiations on the transaction documents and to resolve further issues between the parties.

     On December 19, 2001, by agreement between the parties, the exclusivity period set out in the Letter Agreement was extended to January 15, 2002. On December 28, 2001, legal advisors to the Rasmala entities and Group Cupola, Arif Naqvi, Fadi Ghandour, William Kingson and advisors for Aramex and the Principal Shareholders had a telephone discussion about the transaction documents and to resolve certain outstanding issues between the parties. Further telephone calls involving the principals took place during the next week to resolve remaining issues regarding the transaction.


     On December 28, 2001, the special committee of independent directors held a telephonic meeting with Aramex's legal and financial advisors. The special committee is comprised of Henry Azzam, Safwan Masri and Frank Mountcastle. For purposes of the review of this proposed offer, Frank F. Mountcastle, III recused himself from participation as a special committee member because of his role as financial advisor to Aramex in connection with this proposed offer, which includes providing Aramex with a fairness opinion. Frank Mountcastle participated in the meeting as the financial advisor to Aramex. At this meeting, Wilmer, Cutler & Pickering reviewed the terms of the proposed offer. Also at this meeting, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., reviewed with the special committee its financial analysis of the $12.00 per share price payable in the proposed offer and discussed its preliminary views with the special committee as to the fairness of the proposed $12.00 consideration to the unaffiliated holders. BB&T Capital Markets had informed the special committee that it had not finished its discounted cash flow analysis because Aramex provided BB&T Capital Markets with financial projections shortly before the meeting. Thus, BB&T Capital Markets needed to conduct additional due diligence concerning the projections provided for purposes of the discounted cash flow analysis. After a full discussion, including a request by the special committee that BB&T Capital Markets perform a discounted cash flow analysis and a request that Groupe Cupola or another well-funded affiliate of the Purchaser provide written assurance that the Purchaser will have adequate funds to consummate the proposed offer, the special committee members decided to reflect on the proposed offer and the information provided and to await the additional information requested before reaching any conclusion concerning the proposed offer.


     On January 2, 2002, the special committee again held a telephonic meeting with its legal and financial advisors to further consider the proposed offer. Frank Mountcastle again recused himself from participation as a member of the special committee, but he participated as financial advisor to Aramex. BB&T Capital Markets presented its preliminary views to the special committee regarding its preliminary discounted cash flow analysis and stated its preliminary views that the results of the discounted cash flow analysis were consistent with the preliminary results of the other analyses performed by BB&T Capital Markets. Wilmer, Cutler & Pickering informed the special committee that it did not yet have a written assurance regarding the funding but that Rasmala Partners Ltd. had agreed in principle to provide such a letter and would provide it later that day. The special committee members decided to reflect on the additional information provided and to await the written assurance regarding funding before reaching any conclusion concerning the proposed offer.


     On January 3, 2002, the board of directors of Aramex held a telephonic meeting with its legal and financial advisors to consider and vote on the proposed offer. At this meeting, Wilmer, Cutler & Pickering reviewed the terms of the proposed offer. Also at this meeting, BB&T Capital Markets reviewed with the board of directors its financial analysis of the $12.00 per share price payable in the proposed offer and delivered to the board of directors its opinion to the effect that, as of the date and based on and subject to the matters described in its written opinion, the Offer Price was fair, from a financial point of view, to the unaffiliated holders of Aramex Shares. Also during this meeting, the special committee (with Frank Mountcastle recused) informed the board of directors that it had thoroughly considered the proposed offer and that it believed the proposed offer to be fair and in the best interests of the unaffiliated Aramex shareholders and that it had concluded in favor of recommending, and did thereby recommend that the board of directors approve the proposed offer. The recommendation of the special committee was based in part on the fairness opinion rendered by BB&T Capital Markets as well as on the written assurance it received from Rasmala Partners Ltd. that the financing structure will provide sufficient and available funds to pay the consideration for all the Shares. Thereafter, the board of directors voted and unanimously approved the Offer and determined that it is in the best interests of the unaffiliated shareholders, and that the consideration in the Offer is fair to the Aramex unaffiliated shareholders.


  REASONS FOR THE RECOMMENDATION

     Reasons. In determining to approve the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation, and recommend that the unaffiliated shareholders accept the Offer, the board of directors and the special committee considered the following factors:

     - Role and Recommendation of the Special Committee. The board of directors considered the role of the special committee, the independence of its members (other than Frank Mountcastle), and the special committee's recommendation (other than Frank Mountcastle, who recused himself) in favor of the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation. The board of directors considered the fact that the special committee had authority to evaluate and review the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation.

     - BB&T Capital Markets' Analyses and Opinion. The board of directors and special committee considered the analyses of BB&T Capital Markets and BB&T Capital Markets' written opinion delivered to the special committee that the consideration to be received in the Offer and the compulsory acquisition or the amalgamation, if necessary, by Aramex's shareholders is fair, from a financial point of view, to the shareholders of Aramex that are not affiliated with the Principal Shareholders. BB&T Capital Markets performed a variety of financial and comparative analyses regarding the valuation of Aramex and the common shares, including a discounted cash flow analysis of the projected cash flow of Aramex; a comparison of financial performance and market valuation ratios of Aramex with those of publicly traded companies BB&T Capital Markets deemed relevant for purposes of its opinion; an analysis of comparable transactions; and an analysis of the premiums paid in logistics industry and going-private transactions involving public companies that BB&T Capital Markets deemed similar to Aramex for purposes of its opinion. For a more complete description of BB&T Capital Markets' analyses and its written opinion, see Section 5 of the Offer to Purchase.

     - Market Price and Premium. The board of directors and special committee considered the historical market prices of Aramex common shares compared to the Offer Price. The Offer Price represents an 18.8 percent premium over the $10.10 closing price per common share of Aramex common shares on January 3, 2002, the last trading day prior to the public announcement by Aramex and the bidders of the Offer Price and, a 31.3 percent premium over the average closing price per common share for the past month until the date of the public announcement. The board of directors and special committee also considered the uncertainty with respect to the price at which Aramex's shares might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield $12.00 per common share.

     - Operating Performance. The board of directors and special committee considered the fact that over 70 percent of Aramex's revenues come from operations in the Middle East and that potential business partners have a negative perception of doing business in that region of the world due to its instability, especially in the wake of the terrorist attacks of September 11, 2001. The board and special committee considered that the price the shareholders would realize from the Offer is likely to be possible only by a company that thoroughly understands and already conducts business in the Middle East, such as Groupe Cupola and Rasmala Partners Ltd. The board and special committee also considered the fact that Aramex failed to obtain a firm offer from two other major delivery and freight forwarding companies, despite the fact that Aramex had intermittent discussions with these entities from time to time over a cumulative period of about eight years.

     - Illiquidity of Aramex's Common Shares. The board of directors and the special committee took into consideration the trading history of the shares. Historically, the trading volume for the common shares has been low, resulting in an illiquid market for public shareholders, typical of smaller sized companies.

     - Financial Ability to Consummate the Offer. The board of directors and the special committee considered the written assurance provided by Rasmala Partners Ltd. representing that the financing structure will provide sufficient and available funds to pay the consideration for all the Shares. In light of the written assurance and the fact that the transaction does not contain a financing condition, the board of directors and the special committee believed that it was very likely that the transaction would be completed on the terms agreed to and this was a factor weighing in favor of the transaction.

     - Appraisal Rights. The board of directors and the special committee considered the fact that unaffiliated shareholders who do not tender their common shares in the Offer and who do not vote in favor of the amalgamation may request an appraisal of the "fair value" of their common shares under Bermuda law, or that dissenting shareholders in the compulsory acquisition may apply to the Bermuda Supreme Court for an order that Purchaser is not entitled to acquire their common shares.


     - No Firm Offers. There have been no other firm offers by third parties to acquire Aramex within the last two years with which to compare the Offer. The special committee and board of directors were of the view that the best measure of Aramex's value would be based on the continued operation of Aramex as a going concern because Aramex is not an asset intensive business. Therefore, the special committee and board of directors believe that neither the book value nor the liquidation value of Aramex is a meaningful measure of the fair value of the shares. Accordingly, no appraisal value was sought for purposes of valuing the shares, and no liquidation analysis was performed, or liquidation value sought, in connection with this transaction. However, the Offer Price exceeds the book value per share of $7.80 at September 30, 2001.


     In addition to the foregoing factors, which Aramex's board of directors and the special committee considered as supporting the Offer, they also considered the following countervailing factors:

     - No future participation in Aramex. The board and special committee considered the fact that when the Offer and the compulsory acquisition or, if necessary, the amalgamation are completed, the unaffiliated shareholders will no longer be shareholders of Aramex, and accordingly, will not participate in any future earnings or growth of Aramex.

     - Possible Increase in Market Price of Shares. The board of directors and special committee considered the possibility that, if the Offer is not completed, Aramex's future share price could exceed the Offer Price or a future offer to acquire Aramex for more than the Offer Price might materialize.

     - Taxable Transaction. The board of directors and special committee considered that the Offer could result in a taxable gain to Aramex's shareholders, including those who may otherwise have preferred to retain their Aramex shares in order to defer the occurrence of a taxable event.

     - Interests of Fadi Ghandour, William Kingson and Frank Mountcastle in the Offer. The board of directors and special committee considered the fact that each of Fadi Ghandour, William Kingson and Frank Mountcastle has an interest related to the Offer and the transactions contemplated by it that differ from the interests of Aramex's unaffiliated shareholders.

     - Approval by the Unaffiliated Shareholders Not Required. The board of directors and special committee considered the fact that the Offer is not structured to require the approval of the unaffiliated shareholders as a group. Neither the compulsory acquisition nor the amalgamation is structured to require the approval of unaffiliated shareholders as a group.


     - Unaffiliated Representative Not Retained. The board of directors and special committee considered the fact that an unaffiliated representative was not retained to act solely on behalf of unaffiliated shareholders in negotiating the terms of the transaction.


     In the opinion of the board of directors and special committee, the countervailing factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer to Aramex's unaffiliated shareholders.


     Procedural Fairness: The Aramex board and the special committee believe that the structure of the Offer is procedurally fair. While the Offer does not require approval of the majority of unaffiliated shareholders as a group, each individual unaffiliated shareholder has the right to make an independent determination as to whether or not to tender in the Offer. In the case of an amalgamation only, appraisal rights under Bermuda law are available to those shareholders who do not tender and do not vote in favor of the amalgamation. Moreover, the special committee, consisting of unaffiliated directors, met separately on two occasions to evaluate the fairness of the transaction to unaffiliated shareholders, held further discussions between the special committee members, and subsequently made an independent recommendation regarding fairness to the board. However, Aramex did not retain an unaffiliated representative to negotiate on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the proposed transaction. The special committee and the board considered the BB&T Capital Markets' fairness opinion and supplemental materials provided by BB&T Capital Markets and Purchaser at the request of the special committee. In approving the Offer and the related transactions, the board held two votes - the first vote consisted of the four directors who are not interested in the transaction and are not Aramex employees; the second vote consisted of all eight members of the board. Both votes were unanimously in favor of approving the Offer and the related transactions.


ITEM 8.  ADDITIONAL INFORMATION.


     The section entitled "Appraisal Rights" in Item 8 is hereby amended and restated as follows, which section includes information contained in the Offer to Purchase under Section 4 entitled "Purposes, Alternatives and Reasons of Bidders; Plans for Aramex."


  APPRAISAL RIGHTS


     Shareholders will have appraisal rights under Section 106(6) of the Companies Act if the amalgamation is to be effected. These rights will entitle shareholders who (1) did not tender their common shares in the initial offer period or in any subsequent offering period, as applicable, (2) did not vote in favor of the separate Bermuda law amalgamation agreement containing the terms and conditions of the amalgamation set forth in the Amalgamation Agreement at the special general meeting, and (3) are not satisfied that they have been offered the fair value of their common shares, to apply, within one month of the notice of the special general meeting to approve the separate Bermuda law amalgamation agreement, to the Bermuda Supreme Court to appraise the fair value of the common shares. There are no statutory rules prescribing the process of appraisal by the Bermuda Supreme Court and it is generally considered that the Bermuda Supreme Court will apply the general common law with a view to determining the fair value of the common shares.



     An appraisal by the Bermuda Supreme Court is not an appeal of Purchaser's determination of the fair value of Aramex's common shares, rather it is a de novo valuation of the common shares. It is usual, although not mandatory, for each side to provide independent, expert valuation evidence to support its figure and to assist the Bermuda Supreme Court. The Bermuda Companies Act does not state a specific valuation method that is to be used by the Bermuda Supreme Court in its determination. In its appraisal, the Bermuda Supreme Court may arrive at a lower price than the price offered in the amalgamation, but in such circumstances those shareholders who have sought appraisal would be entitled to the price offered in the amalgamation.



     If the fair value is determined to be higher than the price offered in the amalgamation and the amalgamation is completed, then Purchaser will pay to those shareholders who have sought appraisal the difference between the amount paid pursuant to the amalgamation and the court-determined amount. However, if the fair value is determined to be higher than the price offered in the amalgamation, Purchaser also has the option to terminate the amalgamation. There is no right of appeal from an appraisal by the Bermuda Supreme Court. A holder seeking an appraisal will receive the fair value appraised by the Bermuda Supreme Court only if the amalgamation is completed. The Bermuda Supreme Court will determine who is responsible for the costs of an application.



     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING HOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTER'S RIGHTS.



     The provisions of the Companies Act are complex and technical in nature. Holders desiring to exercise their dissenter's rights may wish to consult counsel, since the failure to comply strictly with these provisions may result in the loss of their dissenter's rights.


ITEM 9.  EXHIBITS.

     The following Exhibits are filed herewith:


EXHIBIT NO.                                        DESCRIPTION
-----------                                        -----------
Exhibit (a)(1)             Offer to Purchase, dated January 29, 2002 (incorporated by reference to Exhibit (a)(1) to Schedule TO of the Purchaser filed with the SEC on January 29, 2002)
Exhibit (a)(2)             Letter of Transmittal (incorporated by reference to Exhibit
                           (a)(2) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (a)(3)             Notice of Guaranteed Delivery (incorporated by reference to
                           Exhibit (a)(3) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (a)(4)             Form of Notice of Conditional Exercise (incorporated by
                           reference to Exhibit (a)(4) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(5)             Instructions for Conditional Exercise (incorporated by
                           reference to Exhibit (a)(5) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(6)             Memorandum to Eligible Option Holders (incorporated by
                           reference to Exhibit (a)(6) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(7)             Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees (incorporated by reference to
                           Exhibit (a)(7) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (a)(8)             Letter to Clients for Use by Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(8) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(9)             Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9 (incorporated by reference to
                           Exhibit (a)(9) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (a)(10)            Guidelines for Certification of Foreign Status of Beneficial
                           Owner for United States Tax Withholding on Form W-8BEN
                           (incorporated by reference to Exhibit (a)(10) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)

EXHIBIT NO.                                        DESCRIPTION
-----------                                        -----------
Exhibit (a)(11)            Text of Joint Press Release issued by Rasmala Distribution
                           (Cayman) Limited and Aramex International Limited on January
                           4, 2002 (incorporated by reference to Exhibit (a)(11) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (a)(12)            Text of Joint Press Release issued by Rasmala Distribution
                           (Cayman) Limited and Aramex International Limited on January
                           10, 2002 (incorporated by reference to Exhibit (a)(12) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (a)(13)            Summary Advertisement, published January 10, 2002
                           (incorporated by reference to Exhibit (a)(13) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(1)             Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                           Distribution (Bermuda) Limited and Aramex International
                           Limited (incorporated by reference to Exhibit (d)(1) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (d)(2)             Voting and Tender Agreement, dated January 3, 2002, among
                           Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                           Distribution (Cayman) Limited and Rasmala Distribution
                           (Bermuda) Limited (incorporated by reference to Exhibit
                           (d)(2) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (d)(3)             Confidentiality Agreement, dated September 12, 2001, between
                           Aramex International Limited and Groupe Cupola
                           Luxembourgeoise Holdings S.A. (incorporated by reference to
                           Exhibit (d)(3) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (d)(4)             Escrow Agreement, dated January 3, 2002, among Fadi
                           Ghandour, Rula Ghandour, William Kingson, Rasmala
                           Distribution (Cayman) Limited, Rasmala Distribution
                           (Bermuda) Limited and American Stock Transfer & Trust
                           Company (incorporated by reference to Exhibit (d)(4) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (d)(5)             Subscription and Shareholders' Agreement, dated January 3,
                           2002, among Rasmala Distribution (Cayman) Limited, Fadi
                           Ghandour, Rasmala Buyout Fund LP (acting by Rasmala General
                           Partners II Limited) and Champa Co-Investors (Cayman)
                           Limited (incorporated by reference to Exhibit (d)(5) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (d)(6)             Employment Agreement, dated January 1997, among Fadi
                           Ghandour and Aramex International Limited (incorporated by reference to Exhibit (d)(6) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(7)             Employment Agreement, dated January 1997, among William
                           Kingson and Aramex International Limited (incorporated by
                           reference to Exhibit (d)(7) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(8)             Deed of Covenant, dated January 3, 2002, among Rasmala
                           Distribution (Cayman) Limited, Aramex International Limited
                           and Fadi Ghandour (incorporated by reference to Exhibit
                           (d)(8) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (d)(9)             Deed of Covenant, dated January 3, 2002, among Rasmala
                           Distribution (Cayman) Limited, Aramex International Limited
                           and William Kingson (incorporated by reference to Exhibit
                           (d)(9) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (d)(10)            Deed of Variation, dated January 3, 2002, between Fadi
                           Ghandour and Aramex International Limited (incorporated by reference to Exhibit (d)(10) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(11)            Letter of Appointment, dated January 3, 2002, among William
                           Kingson and Aramex International Limited (incorporated by
                           reference to Exhibit (d)(11) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)

EXHIBIT NO.                                        DESCRIPTION
-----------                                        -----------
Exhibit (d)(12)            Letter of Appointment, dated January 3, 2002, among William
                           Kingson and Rasmala Distribution (Cayman) Limited
                           (incorporated by reference to Exhibit (d)(12) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(13)            Letter of Resignation, dated January 3, 2002, by William
                           Kingson and Aramex International Limited (incorporated by
                           reference to Exhibit (d)(13) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (f)(1)             Section 106 of the Companies Act 1981 (Bermuda)(regarding
                           appraisal rights) (incorporated by reference to Exhibit
                           (f)(1) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ARAMEX INTERNATIONAL LIMITED

                                          By: /s/ William S. Kingson
                                            ------------------------------------
                                            Name: William S. Kingson
                                            Title:  Chairman of the Board of
                                              Directors


Dated: January 29, 2002